WIND WORKS POWER CORP.

[Stationary]

Via EDGAR transmission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-6010

Attn:  Sean Donahue

Re:	Wind Works Power Corp.
Registration Statement on Form S-1

(File No. 333-165639)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”),  Wind Works Power Corp.  (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-165639) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on May 5, 2010.

The Company is requesting withdrawal of the Registration Statement because the investment agreement signed with Kodiak Capital Group, LLC (“Kodiak”) does not contain  a set pricing mechanism.

Accordingly, pursuant to Rule 477, the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement as of the date hereof or at the earliest practical date hereafter. The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is in the best interests of the Company's shareholders and consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

No securities have been issued or sold under the Registration Statement.

It is contemplated that the Company will execute a new investment agreement with Kodiak.   Once  this agreement is executed,  the Company will file a new Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please call our corporate attorney, Jeffrey Klein, at (561) 997-9920 with any questions you may have.

Sincerely,

Wind Works Power Corp.

By:	/s/ Dr. Ingo Stuckmann

Ingo Stuckmann, CEO